Exhibit 1

Statement of Independent Registered Public Accounting Firm

We have not completed our audit of the consolidated financial statements of FNB Financial Services Corporation and Subsidiary as of and for the year ended December 31, 2005. This delay in completing our audit has occurred as a result of a material weakness in the Company’s internal control over financial reporting relating to loans and the allowance for loan losses. As a result of this material weakness, the Company required significant additional time to determine its allowance for loan losses as of December 31, 2005, and we have had to expand the scope and extend the timing of our audit procedures such that the completion our audit has extended beyond the March 16, 2006 due date of the Company’s annual report on Form 10-K.

/s/ Dixon Hughes PLLC
Sanford, North Carolina
March 16, 2006